Exhibit 99.1

China Yuchai Approves Equity Incentive Plans to Be Implemented by Its Subsidiaries

SINGAPORE, June 7, 2024 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) today announced its Board of Directors has approved two equity incentive plans, proposed to be implemented by its Chinese subsidiaries, Guangxi Yuchai Machinery Company Limited (“GYMCL”) and Guangxi Yuchai Marine and Genset Power Co., Ltd. (“MGP”), in respect of equity interests in MGP (collectively, the “Equity Plans”). GYMCL is a 76.41%-subsidiary of China Yuchai and MGP is a wholly-owned subsidiary of GYMCL.

Pursuant to the Equity Plans, the registered capital of MGP will be increased by RMB28.00 million (approximately US$3.94 million), representing approximately 6.54% of the enlarged equity interest of MGP (the “MGP Interest”). The participants of the Equity Plans (the “Participants”), who are selected directors, officers and other employees of GYMCL and its subsidiaries (including MGP) (the “GYMCL group”), will contribute an aggregate amount of RMB82.88 million (approximately US$11.66 million) for the subscription of the MGP Interest, at a price of RMB2.96 (approximately US$0.42) per RMB1.0 registered capital, by separate partnership vehicles through which the Participants will acquire indirectly their respective portions of the MGP Interest. The Participants in turn will hold direct interests in such partnership vehicles in accordance with the terms and conditions of the Equity Plans (including various lock-up restrictions as specified under the Equity Plans).

The Equity Plans are subject to and will take effect upon the approval by GYMCL’s shareholders at its shareholders’ meeting to be held on June 20, 2024.

With the implementation of the Equity Plans, GYMCL aims to achieve the objective of allowing the Participants whose contributions are important to the long-term growth of the GYMCL group to acquire an equity stake in a key entity of the GYMCL group so as to better align their interests to those of GYMCL and motivate and incentivize them for their continued contributions, dedication and loyalty to the GYMCL group.

Under IFRS, there is expected to be a charge of share-based expense to the Company’s profit and loss account in relation to the Equity Plans (the “Share-based Expense”), and such charge will be determined based on, among other things, a valuation of MGP. The Company currently expects to adopt a valuation of MGP in the amount of RMB2.48 billion (approximately US$349.14 million), representing a fair value of MGP as of December 31, 2023. After applying the Finnerty Model, the fair value of the MGP Interest is estimated at RMB131.69 million (approximately US$18.52 million). The Share-based Expense is estimated at RMB48.81 million (approximately US$6.87 million) which is to be amortized over six years in view of the relevant lock-up restrictions imposed on the Participants under the Equity Plans (including a 3-year moratorium on their interests in relevant partnership vehicles in the event of a public listing by MGP).

Unless otherwise stated, all currency translations of United States dollars (“US$”) and Chinese Renminbi (“RMB”) used herein are based on the exchange rate of US$1.00 : RMB7.1088 as at May 31, 2024 as published by People’s Bank of China (PBOC).

About China Yuchai International

China Yuchai, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. Yuchai also produces diesel power generators. The engines produced by Yuchai range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, Yuchai distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, Yuchai has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2023, Yuchai sold 313,493 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “expect”, “estimate”, “aim”, “will”, “would” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements, particularly, those related to financial figures or matters, by their nature involve significant risks and uncertainties, and actual results may differ materially. All forward-looking statements are applicable only as of the date they are made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this Form 6-K or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com

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